U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

      General form for registration of securities of small business issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       Asphalt Paving International, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   59-3556733
                      (I.R.S. Employer Identification No.)

           200 East Robinson Street, Suite 450, Orlando, Florida 32801
               (Address of principal executive offices) (Zip Code)

                                 (407) 650-0333
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
          Securities to be registered under Section 12(g) of the Act: X

             Title of each class to be so registered: Common Stock,
                           $0.001 par value per share

         Name of each exchange on which each class is to be registered:
                      National Quotation Bureau Pink Sheets


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

                                TABLE OF CONTENTS

Part I
Item 1.     Description of Business..........................................3

Item 2.     Plan of Operation................................................7

Item 3.     Description of Property..........................................7

Item 4.     Security Ownership of Certain Beneficial
            Owners and Management............................................8

Item 5.     Directors, Executive Officers, Promoters
            and Control Persons..............................................9

Item 6.     Executive Compensation..........................................10

Item 7.     Certain Relationships and Related Transactions..................10

Item 8.     Description of Securities.......................................10

Part II
Item 1.     Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters.....................12

Item 2.     Legal Proceedings...............................................13

Item 3.     Changes in and Disagreements with Accountants...................13

Item 4.     Recent Sales of Unregistered Securities.........................13

Item 5.     Indemnification of Directors and Officers.......................14

Part F/S
Financial Statements........................................................15

Part III
Item 1.     Index to Exhibits...............................................

Item 2.     Description of Exhibits.........................................

Signatures..................................................................


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

To simplify the language in this Registration Statement, Asphalt Paving International, Inc. is referred to herein as the "Company" or "We."

Item 1. Description of Business.

Business Development.

We were incorporated in the State of Florida on January 14, 1998 to design and manufacture machinery related to asphalt. We have never had revenues from operations. Last year we abandoned this plan of business, because our management felt that the market for such equipment and machinery was not favorable.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities. Although we initially intended to design and manufacture asphalt related equipment, we have never had any specific products or offered any services.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a reverse merger or reverse acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity").

We are voluntarily registering a class of our securities on this Form 10-SB registration statement, although we are not required to do so pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). U.S. Securities and Exchange Commission ("Commission") approval of this Form 10-SB will obligate us to file reports pursuant to Section 13 of the Exchange Act. If we become a reporting company, we may be able to attract a business opportunity candidate that wishes to achieve the status of an Exchange Act registered entity and establish a public market for its common stock. There can be no assurance, however, that the foregoing assumption is correct.

We have neither conducted, nor have others made available to us, market research indicating whether any demand exists for such transactions. Moreover, we do not have, and do not plan to have, or plan to establish, a marketing organization. Even if demand for such a business opportunity is identified, there is no assurance that we will be successful in its consummation.

Competition.

We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in reverse mergers and reverse acquisitions of companies. These firms are in a better competitive position than our company to attract desirable business opportunity candidates. Nearly all such entities have significantly greater experience and financial resources,


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

technical expertise and managerial capabilities. Consequently, we will be at a competitive disadvantage in identifying and successfully completing possible business opportunities.

Intellectual Property.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

We cannot anticipate or determine the effects of many possible governmental regulations, including environmental laws, because we have not determined the type of business in which we will be engaged. The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan, described herein. We are not making a "blank check" offering; we are registering a class of our securities on this Form 10-SB registration statement. Although we currently have no plans to conduct a "blank check" offering, our business opportunity candidate may elect to do so upon consummation of a business opportunity.

The transferability of our common stock is limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies within that state. The following states have enacted such regulations: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, may not register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales of securities of a "blank check" company. Therefore, we currently have no plans to register any of our securities for sale within any particular state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state, which prohibits such resale, if no applicable resale exemption is available. We do not anticipate that a secondary trading market for our securities will develop in any state until a business opportunity is consummated, if at all.

Federal and state tax consequences will likely be major considerations in any business opportunity that we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities, which minimize the federal and state tax consequences of both our Company and the target entity; however, there can be no assurance that the business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-


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qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Companies subject to Sections 13 and 15(d) of the Exchange Act are required to provide information about significant acquisitions, including certified audited financial statements of the acquired company for one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some business opportunities to prepare audited financial statements may preclude consummation of an otherwise desirable business opportunity.

Employees.

We currently have no full-time employees. There are no collective bargaining agreements or employment agreements with employees. Our officers and directors are involved in other full-time business activities and direct our operations on a part time basis. Our officers and directors receive no compensation for their services.

Item 2. Plan of Operation.

We have no operations and or revenues. If this registration statement clears comments of the Commission in the next twelve months, we plan to seek business opportunity candidates. Otherwise, we expect to remain without operations and without accepting offers from any business opportunity candidate.

We currently have no particular contemplated business opportunity. As of the date of this registration statement, we have not entered into negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding any business opportunity between us and such other company.

We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. Our management will have complete discretion selecting an appropriate business opportunity. . Our management has not conducted market research and is not aware of any market data that would support any such perceived benefits for a business opportunity owner.

Available business opportunities may occur in many different industries, which are in various stages of development. Accordingly, comparative investigation and analysis of such business opportunities is difficult and complex. We do not and will not have any capital to attract the owners of business opportunities who desire significant cash or other assets. However, we believe that the opportunity to acquire a controlling ownership interest in a publicly registered company may attract a business opportunity that does not wish to incur the cost and time involved in an initial public offering or registration as a fully reporting public company. The owners of the business opportunities will, however, incur significant legal and accounting costs associated with Commission and state reporting


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

requirements, agreements and other documents. The Exchange Act specifically requires that any business opportunity candidate comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited financial statements.

Our management believes that our plan of operations will be conducted through the efforts of our officers and directors and will not require any additional funds. We do not plan to use any notices or advertisements in our search for business opportunities. Our officers and directors will investigate specific business opportunities and negotiate, draft and execute relevant agreements, disclosure documents and other instruments.

We will not be able to expend a significant amount of funds on a complete and exhaustive investigation. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our limited business experience in such matters.

We will incur nominal expenses in implementing our business plan, which will be paid by our present management as interest-free loans to the Company. However, we expect that repayment of these loans will be derived solely from consummation of a business opportunity. The repayment of any loans made to the Company will not impede, or be made conditional in any manner to, consummation of a business opportunity.

We believe that there is a demand by non-public corporations for shell corporations that are publicly held registered companies. We believe that demand for shell corporations has increased dramatically since the Commission imposed stringent requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for shell corporations. However, there is no assurance that the foregoing assumption is accurate or correct.

Prior to making a decision to recommend participation in a business opportunity to shareholders, we plan to obtain written materials regarding the business opportunity including, a description of products, services and company history; management resumes; financial information; available projections with related assumptions; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and our affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and other relevant information.

We currently do not plan to raise capital by any means whatsoever. Further, prior to the location of a business opportunity, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. We anticipate that any securities issued as a result of consummation of a business opportunity will be issued in reliance upon a registration exemption under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the business opportunity is consummated or at specified times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a "shell" company.

Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the future value of our securities, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any significant changes in the number of company's employees. According to contractual terms contemplated between our company and the business opportunity, our present management and shareholders will likely lose control of our Company. In addition, our directors may resign and be replaced by new directors without a shareholder vote or may sell their stock in the Company.

We seek to expand our operations through consummation of a currently unidentified business opportunity, which entails risks that purchasers of our securities will not have a basis to evaluate. We plan to expand our operations with companies that will complement or enhance our Company's business. We cannot assure that we will be able to ultimately affect any such business opportunity or integrate a business or its operations into our Company. Consequently, there is no basis to evaluate the specific merits or risks of any potential business opportunity that we may undertake.

Item 3. Description of Property.

We currently have no material assets, lease or any real or personal property. We currently occupy a small portion of office space leased by an associate of our directors at 200 East Robinson Street, Suite 450, Orlando, Florida 32801, without charge.

There are no preliminary agreements or understandings regarding the office facility after the business opportunity is completed. Upon closure of a business opportunity, we plan to relocate to the office of our business opportunity.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of January 31, 2000, there were 4,238,600 shares of our common stock, $.001 par value outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. To the best of our knowledge, each named beneficial owner (1) has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners(1)(3):


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--------------------------------------------------------------------------------
Title of Class       Beneficial Owner          Amount of     Nature of   Percent
                                               Ownership     Ownership  of Class
--------------------------------------------------------------------------------
Common Stock   Jackie D. Mc Bride          4,000,000 Shares    Direct     94.0%
               200 East Robinson Street,
               Ste 450
               Orlando, Florida  32801
--------------------------------------------------------------------------------

Security Ownership of Management(2):

--------------------------------------------------------------------------------
Title of Class       Beneficial Owner          Amount of     Nature of   Percent
                                               Ownership     Ownership  of Class
--------------------------------------------------------------------------------
Common Stock   Jackie D. Mc Bride          4,000,000 Shares    Direct     94.0%
               200 East Robinson Street,
               Ste 450
               Orlando, Florida  32801
--------------------------------------------------------------------------------
TOTAL          Officers and Directors (1)  4,000,000 Shares    Direct     94.0%
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned. We are unaware of any shareholders whose voting rights would be affected by unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above tables and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements that would result in a change of control of our Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of our Board of Directors. The resulting change in control of our Company could result in the removal of all or some of our present management and a corresponding reduction or elimination of their participation in the future affairs of our Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Mr. Jackie McBride, 54 years of age, is our President and Director. Mr. McBride has served as President and Director of our Company since our inception. His current term as Director expires,


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

subject to re-election, on December 16th, 2000. For the last five years, Mr. McBride has been a highway independent contractor for heavy highway construction and excavation of roadway and bridges, as well as an owner of eight Sonic Drive-in Restaurants. He currently holds no directorships in any reporting companies.

Mr. Joseph Camillo, 53 years of age, is our Secretary and Director. Mr. Camillo has served as Secretary and Director of our Company since July 14, 1998. His current term as Director expires, subject to re-election, on December 16th, 2000. Mr. Camillo was in the brokerage business from 1977 to 1996, when he ended his brokerage career with Cohig and Associates, Inc. Since 1996, Mr. Camillo has been a consultant to public and private corporations. He currently holds no directorships in any reporting companies.

Other than those mentioned above, we have no employees and do not anticipate hiring any in the future. There are no family relationships among our officers, directors, or nominees for such positions. None of our directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6. Executive Compensation.

--------------------------------------------------------------------------------
Summary Compensation Chart  Annual Compensation      Long Term Compensation
-------------------------------------------------------------------------------
                                                 Restricted
                      Year  Salary Bonus  Other     Stock   Options  L/Tip  All
   Name & Position           ($)    ($)    ($)     Awards     ($)     ($)  Other
--------------------------------------------------------------------------------
Jackie McBride,       1998    0      0      0         0        0      0     0
President             1999    0      0      0         0        0      0     0
--------------------------------------------------------------------------------
Joseph Camillo,       1998    0      0      0         0        0      0     0
Secretary             1999    0      0      0         0        0      0     0
--------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 4,000,000 shares of our common stock to Jackie McBride, our President and Director, for his services rendered in formation of the Company. (See Item 10. Recent Sales of Unregistered Securities). Other than this transaction, we have not entered into transactions with any promoters.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We will not merge into or acquire another company in which our management or affiliates or associates directly or indirectly have an ownership interest.

Item 8. Description of Securities.


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

Qualification.

The following statements constitute brief summaries of the material information in our Articles of Incorporation and Bylaws, as amended.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 50,000,000 common shares, $.001 par value per common share. There are currently 4,238,600 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There is no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.


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

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There is no established public trading market for our securities. The National Quotation Bureau has cleared our common stock for quotation on the pink sheets. Other than involvement by our initial market maker of submitting our application for listing on the National Quotation Bureau pink sheets, we have had no market maker involvement in our securities. We have not had discussions or understandings with any market maker and do not plan to encourage and request any other parties to make a market in our common stock. There has been no bid or ask for our securities since they have been quoted on the pink sheets. None of our common stock is subject to outstanding options or warrants to purchase shares of the Company. We currently have no shares of preferred stock outstanding.

There are 238,600 shares of our common stock held by non-affiliates that are available to be sold pursuant to Rule 504 under the Securities Act without any volume limitations. There are 4,000,000 shares of our common stock held by Jackie McBride, our President and Director, that are restricted securities eligible to be sold subject to the volume limitations provided in Rule 144 of the Securities Act. There is no common equity of our Company being offered subject to an employee benefit plan.

Blue Sky Considerations.

The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that our current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. If an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, that seller or broker-dealer may be liable civilly or criminally under that particular state's laws. Accordingly, existing shareholders should exercise caution in the resale of their shares of common stock.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by the penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed, will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had 109 holders of record of our common stock. There is currently one class of common stock outstanding.

Item 2. Legal Proceedings.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3. Changes in and Disagreements with Accountants.

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of our principal independent accountant. Our principal accountant has been James Scheifley, C.P.A.

Item 4. Recent Sales of Unregistered Securities.

On January 11, 1998, we issued 4,000,000 shares of our common stock to Jackie McBride for legal services rendered to our Company and costs advanced in the formation of our Company. These legal services have an approximate value of $2,000.00.

The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believed this exemption is available because the issuance was in a transaction not involving a public offering.

During 1998, we sold 238,600 shares of our common stock under rule 504 of Regulation D promulgated under the Securities Act of 1933 raising cash proceeds of $23,860. We believed that the exemption provided in Rule 504 of Regulation D was available because is i) we were not a reporting company at the time of the transactions; ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and
iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions. No commission was paid with respect to the offering, as the shares were sold by our officers and directors.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company, which would affect his or her liability in that capacity.

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Asphalt Paving International, Inc.

We have audited the balance sheet of Asphalt Paving International, Inc. as of July 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the and each of the years in the two year period ended July 31, 1999 and for the period from inception to July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position Asphalt Paving International, Inc. as of July 31, 1999 and 1998 and the results of its operations and cash flows for each of the years in the two year period ended July 31, 1999 and for the period from inception to July 31, 1999, in conformity with generally accepted accounting principles.

                             /s/ James E. Scheifley & Associates, P.C.
                                    Certified Public Accountants

Denver, Colorado
August 27, 1999

                       Asphalt Paving International, Inc.
                          (A Development Stage Company)
                                 Balance Sheets

                         ASSETS

                                                          July 31,     July 31,
Current assets:                                             1999         1998
                                                          --------     --------

 Cash                                                     $ 24,348     $     --
                                                          --------     --------
      Total current assets                                  24,348           --
                                                          --------     --------

Total assets                                              $ 24,348     $     --
                                                          ========     ========

                 STOCKHOLDERS' EQUITY

Current liabilities:

 Accounts payable                                         $    500     $     --
                                                          --------     --------
      Total current liabilities                                500           --
                                                          --------     --------

Stockholders' equity:
 Common stock, $.001 par value,
  50,000,000 shares authorized, 4,238,600 shares
  issued and outstanding                                     4,239        4,000
 Additional paid in capital                                 24,571          350
 (Deficit) accumulated during
  development stage                                         (4,962)      (4,350)
                                                          --------     --------
                                                            23,848           --
                                                          --------     --------
                                                          $ 24,348     $     --
                                                          ========     ========

                 See accompanying notes to financial statements.

                       Asphalt Paving International, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                       Years Ended July 31, 1999 and 1998
          and Period From Inception (January 14, 1998) to July 31, 1999

                                               Year        Year     Period From
                                              Ended       Ended     Inception To
                                             July 31,    July 31,     July 31,
                                               1999        1998         1999
                                            ----------  ----------  ------------

Operating expenses:
 Office expenses and salary contributed
  by corporate officer                      $      600  $      350   $      950
  Organization expenses                     $       --       4,000   $    4,000
 Bank charges                                       12          --           12
                                            ----------  ----------   ----------
                                                   612       4,350        4,962
                                            ----------  ----------   ----------

(Loss from operations) and net (loss)       $     (612) $   (4,350)  $   (4,962)
                                            ==========  ==========   ==========

Per share information:
 Basic and diluted (loss) per common share  $       --  $       --   $       --
                                            ==========  ==========   ==========

 Weighted average shares outstanding         4,083,342   4,000,000    4,055,561
                                            ==========  ==========   ==========

See accompanying notes to financial statements.

                       Asphalt Paving International, Inc.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
        For the Period From Inception (January 14, 1998) to July 31, 1999

                                                                         Deficit
                                                                       Accumulated
                                                           Additional    During
                                      Common      Stock      Paid-in   Development
           ACTIVITY                   Shares      Amount     Capital      Stage        Total
                                    ---------   ---------   ---------   ---------    ---------
Shares issued for services
  at inception at $.001 per share   4,000,000   $   4,000   $      --   $      --    $   4,000

Contribution of capital by
  major shareholder                                               350                      350

Net loss for the period ended
  July 31, 1998                            --          --          --      (4,350)      (4,350)
                                    ---------   ---------   ---------   ---------    ---------

Balance July 31, 1998               4,000,000       4,000         350      (4,350)          --
Common shares sold for cash:
  February 1999 at $.10                77,600          78       7,682                    7,760
  April 1999 at $.10                   51,500          51       5,099                    5,150
  May 1999 at $.10                    109,500         110      10,840                   10,950

Contribution of capital by
  major shareholder                                               600                      600

Net (loss) for the year
 ended July 31, 1999                       --          --          --        (612)        (612)
                                    ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1998          4,238,600   $   4,239   $  24,571   $  (4,962)   $  23,848
                                    =========   =========   =========   =========    =========

                See accompanying notes to financial statements.

                       Asphalt Paving International, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                       Years Ended July 31, 1999 and 1998
          and Period From Inception (January 14, 1998) to July 31, 1999

                                                 Year       Year    Period From
                                                Ended      Ended    Inception To
                                               July 31,   July 31,    July 31,
                                                 1999       1998        1999
                                               --------   --------  ------------

Net income (loss)                              $   (612)  $ (4,350)   $ (4,962)
  Adjustments to reconcile net income to net
   cash provided by operating activities:
   Services provided as capital contribution        600      4,350       4,950
   Increase in accounts payable                     500         --         500
                                               --------   --------    --------
  Total adjustments                               1,100      4,350       5,450
                                               --------   --------    --------
  Net cash provided by (used in)
   operating activities                             488         --         488

Cash provided by financing activities:
  Sale of common stock for cash                  23,860         --      23,860
                                               --------   --------    --------
Net cash provided by financing activities        23,860         --      23,860
                                               --------   --------    --------

Increase (decrease) in cash                      24,348         --      24,348
Cash and cash equivalents,
 beginning of period                                 --         --          --
                                               --------   --------    --------
Cash and cash equivalents,
 end of period                                 $ 24,348   $     --    $ 24,348
                                               ========   ========    ========

                 See accompanying notes to financial statements.

                       Asphalt Paving International, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                       Years Ended July 31, 1999 and 1998
          and Period From Inception (January 14, 1998) to July 31, 1999

                                           Year         Year       Period From
                                          Ended         Ended     Inception To
                                         July 31,     July 31,      July 31,
                                           1999         1998          1999
                                         --------     --------    ------------

Supplemental cash flow information:
   Cash paid for interest                 $   --       $   --        $   --
   Cash paid for income taxes             $   --       $   --        $   --

                 See accompanying notes to financial statements.

Asphalt Paving International, Inc.
Notes to Financial Statements
July 31, 1999

Note 1. Organization and Summary of Significant Accounting Policies.

The Company was incorporated in Florida on January 14, 1998. The Company is in its development stage and to date its activities have been limited to organization and capital formation.

      Loss per share:

Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted-average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

      Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

      Estimates:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates

      Fair value of financial instruments

The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments

      Stock-based Compensation

The Company adopted Statement of Financial Accounting Standard No. 123 (FAS
123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company paid stock based compensation during the periods presented as described in Note 2.

New Accounting Pronouncements

SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions that would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date that would require evaluation in accordance with the SOP.

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers.

The adoption of SFAS 131 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

Effective December 31, 1998, the Company adopted the provisions of

SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

The Company has not initiated benefit plans to date that would require disclosure under the statement.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

Note 2. Stockholders' Equity.

At inception the Company issued 4,000,000 shares of its common stock to its founder and president in exchange for services valued at $4,000. Additionally, the officer provided office and management services to the Company valued at $600 and $350 for the years ended July 31, 1999 and 1998, respectively. The stockholder does not expect repayment of the services provided and the Company has recorded the expenses as a contribution to its capital by the shareholder.

During February 1999 the Company began a private placement of its restricted common stock to a limited group of individuals. During the period from February to July 1999, the Company sold an aggregate of 238,600 shares for gross proceeds of $23,860.

Note 3. Related Party Transactions.

The Company neither owns nor leases any real or personal property. An officer of the Company provides office and management services without charge. The fair value of such costs has been estimated to be approximately $50 per month and have been reflected in the accompanying financial statements. The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

                       Asphalt Paving International, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                January 31, 2000
                                   (Unaudited)

                                     ASSETS

                                                                         2000
                                                                       --------
Current assets:
  Cash                                                                 $ 23,848
                                                                       --------
    Total current assets                                                 23,848
                                                                       --------

Total assets                                                           $ 23,848
                                                                       ========

                              STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                     $    500
                                                                       --------
    Total current liabilities                                               500

Stockholders' equity:
  Common stock, $.001 par value,
   50,000,000 shares authorized, 4,233,600 shares
   issued and outstanding                                                 4,234
  Additional paid in capital                                             24,376
  (Deficit) accumulated during
    development stage                                                    (5,262)
                                                                       --------
                                                                         23,348
                                                                       --------
                                                                       $ 23,848
                                                                       ========

                 See accompanying notes to financial statements.

Asphalt Paving International, Inc.
Notes to Financial Statements

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation 10-SB of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the year ended July 31, 1999.

Basic loss per share was computed using the weighted average number of common shares outstanding.

During the six months ended January 31, 2000, an officer of the Company contributed an aggregate of $300 to the Company for management services and office expenses. This amount has been accounted for as a contribution of capital to the Company. Additionally, the Company refunded $500 to a purchaser of its common stock representing 5,000 shares of the stock. The shares have been retired by the Company.

PART III

                                INDEX TO EXHIBITS

--------------------------------------------------------------------------------
Exhibit  Description                                                Page Number
--------------------------------------------------------------------------------
3.1      Articles of Incorporation                                  E-1
--------------------------------------------------------------------------------
3.2      Bylaws
--------------------------------------------------------------------------------
4        Share Certificate
--------------------------------------------------------------------------------
27       Financial Data Schedule
--------------------------------------------------------------------------------